SKADDEN, ARPS, SLATE, MEAGHER & FLOM
	世達國際律師事務所	AFFILIATE OFFICES
42/F, EDINBURGH TOWER, THE LANDMARK
PARTNERS	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
EDWARD H.P. LAM ♦*		CHICAGO
G.S. PAUL MITCHARD QC ♦	TEL: (852) 3740-4700	HOUSTON
CLIVE W. ROUGH ♦	FAX: (852) 3740-4727	LOS ANGELES
JONATHAN B. STONE *	www.skadden.com	NEW YORK
ALEC P. TRACY *		PALO ALTO
WASHINGTON, D.C.
WILMINGTON
♦ (ALSO ADMITTED IN ENGLAND & WALES)
* (ALSO ADMITTED IN NEW YORK)		BEIJING
BRUSSELS
REGISTERED FOREIGN LAWYERS		FRANKFURT
JOHN ADEBIYI (ENGLAND & WALES)		LONDON
Z. JULIE GAO (CALIFORNIA)		MOSCOW
FRANCES P. KAO (CALIFORNIA)		MUNICH
GREGORY G.H. MIAO (NEW YORK)		PARIS
ALAN G. SCHIFFMAN (NEW YORK)		SÃO PAULO
ED SHEREMETA (NEW YORK)		SHANGHAI
SINGAPORE
SYDNEY
TOKYO
	January 13, 2012	TORONTO
VIENNA

VIA EDGAR

Michele Anderson

Chief, Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      E-House (China) Holdings Limited

Registration Statement on Form F-4 and Schedule 13E-3

Dear Mr. Anderson:

On behalf of our client, E-House (China) Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-4 (the “Registration Statement”) relating to the Company’s registration of its ordinary shares to be issued and represented by American depositary shares (the “ADSs”) via EDGAR with the Securities and Exchange Commission.

The ADSs will be used as merger consideration for the Company’s proposed merger with and business combination of China Real Estate Information Corporation (“CRIC”), the Company’s majority-owned subsidiary as of the date of the Registration Statement.  The merger is a going private transaction of CRIC pursuant to which a merger subsidiary wholly owned by the Company will merge with and into CRIC once the closing conditions under the merger agreement have been satisfied or waived. If the merger is completed,

CRIC will continue its operations as a privately held company solely owned by the Company.

In relation to CRIC’s going private transaction, the Company and CRIC have each filed a transaction statement on Schedule 13E-3 on the same date.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement and Schedule 13E-3 (without exhibits).

If you have any questions regarding the Registration Statement, please do not hesitate to contact the undersigned at (852) 3740-4850 or julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

cc:       Xin Zhou, Executive Chairman of the Board of Directors for E-House (China) Holdings Limited and Co-Chairman of the Board of Directors and Chief Executive Officer of China Real Estate Information Corporation

Li-Lan Cheng, Chief Financial Officer, E-House (China) Holdings Limited

Bin Laurence, Chief Financial Officer, China Real Estate Information Corporation

John Wilde, Deloitte Touche Tohmatsu CPA Ltd.

Alan Min Hu, Deloitte Touche Tohmatsu CPA Ltd.

Gregory Puff, Shearman & Sterling LLP

Lee Edwards, Shearman & Sterling LLP

Brian Wheeler, Shearman & Sterling LLP

David Roberts, O’Melveny & Myers LLP

Ke Geng, O’Melveny & Myers LLP